July 23, 2010

Via EDGAR

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Envestnet, Inc. (the “Registrant”)
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-165717

Dear Mr. Owings:

On behalf of the Registrant, this letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 19, 2010 (the “Comment Letter”) regarding the fifth amendment to above-referenced Registration Statement of the Registrant filed with the Commission on July 14, 2010 (“Amendment No. 5”). In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 6 (“Amendment No. 6”) to the Registration Statement.

The changes reflected in Amendment No. 6 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Set forth below are the Registrant’s responses to the Staff’s comments numbered 1 through 6, as set forth in the Comment Letter. Page references in the Registrant’s responses below correspond to the page numbers in Amendment No. 6. In addition, following the responses to the comments contained in the Comment Letter, we have included below, on behalf of the Registrant, responses to certain comments contained in the Staff’s letter dated July 7, 2010, which have not previously been addressed by the Registrant.

Prospectus Supplement, page 1

The Offering, page 7

SEC Comment

1.

We note that you state that the shares of common stock to be outstanding immediately after this offering are 29,893,153 and that this is based on 26,043,153 shares outstanding as of March 31, 2010. However, we also note that in the section titled Description of Capital Stock on page 115, you state that as of

July 23, 2010

June 30, 2010 there were 26,089,617 shares outstanding and there will be 29,939,617 shares outstanding after this offering. Please revise your filing to indicate throughout your filing the amount of your shares outstanding as of June 30, 2010 rather than as of March 31, 2010 or tell us why it is not appropriate for you to do so. Also, please describe the underlying cause for the change in the amount of shares outstanding and update the remainder of your filing, such as your Recent Sales of Unregistered Securities section, if appropriate.

Answer

The Registrant respectfully acknowledges the Staff’s comment and has revised its filing on pages 7 and 98 to update the shares outstanding as of June 30, 2010. In cases where updating share-related information to June 30, 2010 would require reference to financial statement information as of such date (e.g., dilution, capitalization table), which is currently not yet available, the Registrant has not updated the information to June 30, 2010.

Below is a reconciliation of the Registrant’s outstanding shares from March 31, 2010 to June 30, 2010:

Outstanding as of March 31, 2010	26,043,153
Stock option exercises by current and former employees	182,291
Treasury stock purchases	(135,827)

Outstanding as of June 30, 2010	26,089,617

The change in the number of shares outstanding from March 31, 2010 to June 30, 2010 was due to the exercise by current and former employees of stock options, including the exercise of 179,624 expiring stock options by former employees pursuant to which the Registrant purchased 135,827 shares from such former employees. See “Certain Relationships and Related Party Transactions” on page 112. The disclosure relating to shares of common stock issued upon the exercise of stock options that was included in Part II under “Recent Sales of Unregistered Securities” has been updated to take into account the shares issued between March 31, 2010 and June 30, 2010 and to correct a prior error in the share total.

July 23, 2010

Dilution, page 34

SEC Comment

2.	We note that you still have some blanks in your document. As you have determined your pricing information, it appears that you should have the information to fill in these blanks. For example, there is a blank in the second paragraph of page 34, in the second paragraph on page 118 under Shares Eligible for Future Sale, and in the Underwriting section on page 124. Please fill in all of the blanks prior to requesting effectiveness. Please note that we may have further comments once you provide the missing information.

Answer

The Registrant respectfully acknowledges the Staff’s comment and has included disclosure to update all of the blanks in the Registration Statement, other than blanks relating to information excluded pursuant to Rule 430A under the Securities Act.

Management’s Discussion and Analysis of Financial Condition and Results…., page 39

Critical Accounting Policies, page 45

Non-cash stock-based compensation expense, page 46

SEC Comment

3.	As previously requested in our letter dated April 23, 2010, we believe you should disclose the intrinsic value of all vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. You agreed to consider making this disclosure in your response dated June 8, 2010. Please add this disclosure or tell us why you do not believe it is appropriate to do so.

Answer

The Registrant respectfully acknowledges the Staff’s comment and has disclosed the intrinsic value of all vested and unvested options based upon the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the prospectus. See page 47.

SEC Comment

4.

As previously requested in our letter dated April 23, 2010, we believe you should discuss each significant factor contributing to the difference between the IPO price and the fair value determined in your last valuation used to value stock options granted. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain changes in the fair value of your common stock up to the filing of the registration statement. Please add this disclosure. Specifically, given that the explanation for previous increases in the fair value of your stock largely related to increases in the assets under management or administration, and given that these assets under management or administration increased from December 31, 2009 to March 31, 2010

July 23, 2010

and based on your preliminary second quarter results further increased from March 31, 2010 to June 30, 2010, please clarify to your readers why your proposed IPO price represents a decrease from your February 2010 valuation. If necessary, revise your explanation for previous increases in the fair value of your stock to present a more consistent explanation of the underlying factors that drove changes in the fair value of your stock over time.

Answer

The Registrant respectfully acknowledges the Staff’s comment and has included disclosure to address the difference between the fair value of the Registrant’s common stock determined in the Registrant’s last valuation used to value stock options granted and the midpoint of the estimated price range set forth on the cover page of the prospectus. See page 48.

Principal and Selling Stockholders, page 10

SEC Comment

5.	Your prospectus indicates that the selling shareholders are registering for resale 4,427,500 shares comprised of 3,850,000 shares plus another 577,500 shares if the underwriters exercise their option to purchase additional shares. However, if you add up the amount that each selling shareholder is selling, as listed in your table, it equals 4,852,293 shares offered for resale. Please confirm to us the amount of shares being offered for resale by the selling shareholders and revise your prospectus accordingly.

Answer

The Registrant respectfully acknowledges the Staff’s comment. The Registrant has revised the disclosure relating to shares being sold in the offering to eliminate the double counting of shares being sold by natural persons who are associated with institutional selling stockholders. Specifically, Amendment No. 5 stated that the following individuals would be selling the total number of shares attributable to such stockholders for purposes of the beneficial ownership calculation, rather than the number of shares actually being sold by the stockholder: (i) James Johnson (associated with Apex Investment Fund IV, L.P.); (ii) Yves Sisteron (associated with GRP Partners) and (iii) Charles Lowenhaupt (associated with 5950 LLC). The revised disclosure states the number of shares actually being sold by these stockholders and reduces the number of shares being sold by their associated institutional stockholder by the same amount, other than in the case of Mr. Sisteron, who is not selling any shares in the offering. See page 106 and page 107. Giving effect to these changes, the total shares being sold by the selling stockholders is 3,850,000.

July 23, 2010

Consolidated Financial Statements, page F-1

Report of Independent Accounting Firm, page F-2

SEC Comment

6.	Please note that prior to requesting acceleration of the effective date of the registration statement, your auditors will need to finalize their audit opinion. Also apply this comment to the auditors’ consent filed as Exhibit 23.1. Please confirm that you will effect the reverse stock split prior to requesting acceleration of the effective date of the registration statement; otherwise, it would not appear appropriate to reflect the reverse stock split in your historical financial statements. Refer to SAB Topic 5:C.

Answer

The Registrant respectfully acknowledges the Staff’s comment. The Registrant confirms that it will effect the reverse stock split prior to the effective date of the Registration Statement. In addition, the Registrant’s independent registered public accounting firm has confirmed that it will finalize its audit opinion and consent prior to the effective date of the Registration Statement. The audit opinion and consent, each in final form, will be included in a subsequent amendment to the Registration Statement filed with the Commission on or prior to the effective date of the Registration Statement.

*    *    *

SEC Comment Letter dated July 7, 2010

Item 16. Exhibits and Financial Statement Schedules, page II-3

Draft Exhibit 5 (provided as Annex A to response to comment letter dated July 1, 2010)

SEC Comment

7.	The legal opinion states that it is limited to the “General Corporation Law of the State of Delaware.” The reference to the General Corporation Law of the State of Delaware should include all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws. Please revise or have counsel confirm this supplementally via correspondence filed on EDGAR.

Answer

The Registrant respectfully acknowledges the Staff’s comment. The legal opinion has been revised as requested.

SEC Comment

8.	The legal opinion states that “[t]his opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Securities Act.” Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Delete this disclaimer from the legality opinion.

July 23, 2010

Answer

The Registrant respectfully acknowledges the Staff’s comment and has removed the disclaimer referred to by the Staff.

SEC Comment

9.	We note that in paragraphs (1) and (2) counsel has extensively qualified its opinion regarding events that may occur before effectiveness or at effectiveness. The purpose and effect of these qualifications is unclear and may be so encompassing as to negate the opinion itself. Further, since the opinion must speak as of the date of effectiveness of the registration statement we are unsure for the need for these qualifications. Please advise or revise.

Answer

The Registrant respectfully acknowledges the Staff’s comment and has revised the opinion to address the Staff’s concerns.

*    *    *

We would appreciate receiving the Staff’s further comments or questions with respect to the Registration Statement as soon as possible. Please direct any comments or questions you may have regarding the foregoing to the undersigned at (212) 506-2587.

Sincerely,

/s/ Diego A. Rotsztain Diego A. Rotsztain

cc:	Shelly O’Brien, Envestnet, Inc.

Edward S. Best, Esq.